EXHIBIT 2-B

          AMENDMENT TO THE BY-LAWS OF ASTRA STRATEGIC INVESTMENT SERIES
                 (FORMERLY PILGRIM STRATEGIC INVESTMENT SERIES)

     The By-laws are hereby amended to change all references to the name "Pilgrim" to "Astra," including the name of the Trust to "Astra Strategic Investment Series."

As adopted at a meeting of
the Board of Trustees on
April 10th, 1995